UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Months of January, February, March and April 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the months of January, February, March and April 2006.

Contents:

Enclosure 1:	Statement re: BioProgress Advisory Board dated January 4, 2006.
Enclosure 2:	Holding(s) in Company dated January 12, 2006.
Enclosure 3:	Holding(s) in Company dated January 13, 2006.
Enclosure 4:	Holding(s) in Company dated January 24, 2006.
Enclosure 5:	Further re: acquisition dated January 27, 2006.
Enclosure 6:	Settlement re: BioProgress and Stanelco settle dispute dated February 9, 2006.
Enclosure 7:	Statement re: business update dated February 13, 2006.
Enclosure 8:	Notice of results dated March 28, 2006.
Enclosure 9:	Product Launch dated April 3, 2006.
Enclosure 10:	Statement re: appointment of US Financial Adviser dated April 6, 2006.

Enclosure 1

BioProgress PLC

January 4, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress establishes Advisory Board

March, Cambridgeshire, 4 January 2006: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce that it has set up an Advisory Board comprising a number of business and academic figures with experience in the development of medical devices and pharmaceuticals, as well as in the biopharmaceutical industry. The purpose of the Advisory Board is to give the Company access to developments in both academic and industrial research and development, as well as market related information.

Richard Trevillion, CEO of BioProgress, said ‘BioProgress is delighted to be working with the members of our new Advisory Board. It is tremendous validation of our technology and strategy and should provide the Company with insights which will give us significant commercial advantages’.

The members of the Advisory Board are as follows:

Professor John Dowell

Professor Dowell is a medical devices expert and spinal surgeon, with links to the National Health Service. His participation is aimed to assist the Company with development of its non-ingestible technologies.

Professor Jonathan Hadgraft

Professor Hadgraft is Professor of Biophysical Chemistry at the London School of Pharmacy with experience and access to cutting-edge developments in the pharmaceutical field. His appointment is a strong endorsement of the Company’s business and technology.

Dr Giancarlo Mennella

Dr. Mennella was a business development director of Shire PLC until September 2004. He is currently running Egamid, a pharmaceutical marketing and corporate brokering business in London, and is a managing director of the specialist American based Life-Sciences investment bank, Bourne-Partners. His appointment will assist the Company in its continued commercialization of ingestible XGEL(tm) technologies, by providing market awareness and contacts to the global pharmaceutical industry.

Dr Christopher Mugglestone

Dr Mugglestone provides expertise in regulatory and medical affairs, based on many years of experience in the development, registration and medical aspects of pharmaceutical and medical device product marketing. He has held a number of senior Medical Director positions within the industry and has been responsible for a number of important product developments and launches. He is also Head of Medical Affairs for BioProgress Plc.

Dr James Murray

Dr. Murray is currently CEO of Hunter-Fleming and brings considerable development experience from the pharmaceutical industry. As the founding medical director of Shire Pharmaceuticals, he helped to take it through its flotation and growth to a FTSE 100 company. This, coupled with his knowledge of the Japanese pharmaceutical industry, will provide invaluable insight for the Company’s future strategic development.

Barry Muncaster

Mr Muncaster is one of the founders of the Company, and has a detailed historical knowledge of the XGEL(tm) technology.

For further information:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Northbank Communications	020 7886 8150
Emma Palmer (financial)
Katja Stout/Gemma Bradley (media)

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

About BioProgress

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other market sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and gelatine-free encapsulation process for pharmaceutical drugs in liquid, tablet and powder forms, addressing the needs of the oral dosage market while providing novel delivery mechanisms not possible with traditional processes. For further information, please go to www.bioprogress.com

Enclosure 2

BioProgress PLC

January 12, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Holding(s) in Company

The Company received notification on 11 January 2006 that Fidelity International Limited (“FIL”) and its direct and indirect subsidiaries, including Fidelity Investment Services Ltd (“FISL”), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (“FPM”), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients, are together interested in a total of 8,365,072 ordinary shares of one pence each in the Company, representing approximately 5.93 per cent. of the Company’s issued share capital.

This shareholding is registered as follows:

Shares held	Management Company	Nominee/Registered Name
3,191,490	FMRCO	Mellon Bank

4,376,349	FMRCO	Mellon Bank

797,233	FIL	Brown Bros Harrimn Ltd Lux

8,365,072		Total holding

This notifiable interest also comprises the notifiable interest of Mr Edward C. Johnson III, a principal shareholder of Fidelity International Limited, and interests held on behalf of authorised unit trust schemes in the United Kingdom.

Enclosure 3

BioProgress PLC

January 13, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Holding(s) in Company

The Company received notification on 13 January 2006 that, pursuant to Section 204 of the Companies Act 1985 (“the Act”), Elliott International, L.P. (“Elliot International”) and The Liverpool Limited Partnership (“Liverpool”), and pursuant to Section 203 of the Act, Liverpool Associates, Limited, Hambledon, Inc. and Paul E. Singer, are interested in a total of 6,466,178 ordinary shares of one pence each in the Company, representing approximately 4.58 per cent. of the Company’s issued share capital.

Enquiries:

BioProgress plc

Daniel Farrow, Finance Director	Tel: 01354 655674

Enclosure 4

BioProgress PLC

January 24, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Holding(s) in Company

The Company received notification on 23 January 2006 that Fidelity Management & Research Company (FMRCO), Fidelity Management Trust Company (FMTC) and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients, are together interested in a total of 10,365,072 ordinary shares of one pence each in the Company, representing approximately 7.34 per cent. of the Company’s issued share capital.

This shareholding is registered as follows:

Shares held	Management Company	Nominee/Registered Name
9,567,839	FMRCO	Mellon Bank

797,233	FIL	Brown Bros Harrimn Ltd Lux

10,365,072		Total holding

This notifiable interest also comprises the notifiable interest of Mr Edward C. Johnson III, a principal shareholder of Fidelity International Limited, and interests held on behalf of authorized unit trust schemes in the United Kingdom.

BioProgress plc

Daniel Farrow, Finance Director	Tel: 01354 655674

Enclosure 5

BioProgress PLC

January 27, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress announces completion of acquisition of Dexo SARL

March, Cambridgeshire, 27 January 2006: BioProgress, the speciality pharma and healthcare company, is pleased to announce that it has completed its acquisition of Dexo SARL.

Enquiries:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Northbank Communications	020 7886 8150
Emma Palmer (financial)
Gemma Bradley (media)

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

About BioProgress

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other market sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and gelatine-free encapsulation process for pharmaceutical drugs in liquid, tablet and powder forms, addressing the needs of the oral dosage market while providing novel delivery mechanisms not possible with traditional processes. For further information, please go to www.bioprogress.com

Enclosure 6

BioProgress PLC

February 9, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress and Stanelco Settle Patent Dispute

Cambridgeshire, 9th February 2006: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, and Stanelco plc, the radio frequency applications group, are pleased to announce that they have reached a settlement of the legal dispute between two of their subsidiaries.

BioProgress Technology Limited and Stanelco RF Technologies Limited were disputing entitlement to three families of patents relating to the making of water-soluble capsules sealed using radio frequency.

Under the main terms of settlement, both parties will be able to commercially exploit all three patent families. Stanelco plc have agreed to issue to BioProgress new ordinary 0.1p shares and/or cash up to a maximum market value of £1,000,000.

Commenting on the settlement, Richard Trevillion, CEO, BioProgress plc, said: ‘BioProgress is pleased to have resolved this dispute with Stanelco. This is a positive solution for both parties and enables us to concentrate on our respective businesses, which for BioProgress represents further development of its speciality pharma and healthcare activities’.

For further information:

BioProgress plc	+(44) 1354 655674
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Northbank Communications	+(44) 20 7886 8150
Emma Palmer (financial)
Katja Stout/Gemma Bradley (media)

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

About BioProgress

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other market sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and gelatine-free encapsulation process for pharmaceutical drugs in liquid, tablet and powder forms, addressing the needs of the oral dosage market while providing novel delivery mechanisms not possible with traditional processes. For further information, please go to www.bioprogress.com

Enclosure 7

BioProgress PLC

February 13, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress plc announces cGMP upgrade, expansion and integration of Dexo, and regulatory approval

March, Cambridgeshire, 13 February 2006: BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce that the Company’s BioTec Films manufacturing facility now conforms to full pharmaceutical cGMP standards accreditation. This investment has been carried out in preparation for and as part of the integration of the Group’s new pharmaceutical products division, Dexo.

BioProgress has commenced a pharmaceutical product development programme, which focuses on incorporating known active substances into its platform technologies (such as WAFERTAB(tm), TABWRAP(tm) and SOLULEAVES(tm)). These products will either be launched through its Dexo sales and marketing division, or available for out-licensing. The Group will continue proactively to develop its technologies and facilities for its current partners in a way that combines the Group’s formulation, materials science and pharmaceutical capabilities.

In parallel with the ability to produce pharmaceutical grade cGMP film and the new product development initiatives, Dexo has established Dexo LLC, a separate product sales and marketing division in the US, to promote its products.

BioProgress also announces that it has gained a Wholesaler Dealer’s Licence for Dexo BioPharm Limited, the UK division of Dexo. This is an essential regulatory requirement, granted by the UK Medicines and Healthcare products Regulatory Agency (MHRA), and authorizes the Group’s pharmaceutical sales and marketing divisions to distribute products under its own brands within multiple jurisdictions and in its key target markets.

Richard Trevillion, CEO, said: ‘Our ability to produce film to pharma grade and to market our own products in the Group’s core markets is a significant step forward in the implementation of the Group’s strategy to maximize the benefits from our technologies. It demonstrates how quickly the Group has integrated Dexo and underlines the ability of management to deliver results. These achievements also enable delivery of product to our long-term partners.’

For further information:

BioProgress plc	+44 (0)1354 655674
Richard Trevillion, Chief Executive Officer

Dan Farrow, Finance Director

Northbank	+44 (0)20 7886 8150
Emma Palmer
Gemma Bradley

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

About BioProgress

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other market sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and gelatine-free encapsulation process for pharmaceutical drugs in liquid, tablet and powder forms, addressing the needs of the oral dosage market while providing novel delivery mechanisms not possible with traditional processes. For further information, please go to www.bioprogress.com

Enclosure 8

BioProgress PLC

March 28, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress plc: Notice of results

Cambridge, UK, 28 March 2006 BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, will be announcing its results for the year ended 31 December 2005 on 12 April 2006.

For further information please contact:

BioProgress plc	+44 (0)1223 3944250
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Katja Stout
Gemma Bradley

About BioProgress plc

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 9

BioProgress PLC

April 3, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress launches new anti-snoring and caffeine products

Cambridge, UK, 3 April 2006 - BioProgress (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce the launch of Ronflux strips, a novel dissolve-in-the-mouth product for the prevention of snoring, and a new range of oral caffeine strips, at Pharmagora 2006.

The products, which will be initially available in France, make use of BioProgress’ novel SOLULEAVES(tm) technology. This technology allows active ingredients, colors and flavors to be incorporated into a non-genetically modified, non-animal derived film, which dissolves in the mouth, releasing the active ingredients.

The caffeine strips are the first in a new range of products, designed to improve alertness and vitality. The Ronflux strips will tap into the market for medical devices for the treatment of snoring.

The products were launched this weekend (1 April) through BioProgress’ subsidiary Dexo S.A. at Pharmagora 2006, an annual French retail pharmacists’ trade show, this year based at the Paris Expo, Port de Versailles, Paris.

Richard Trevillion, CEO of BioProgress said: ‘We are pleased to be able to offer these in-the-mouth products that address important needs for improved wellbeing. The launch of two newly-formulated products so soon after the acquisition of Dexo is an excellent validation of the Company’s approach. The launch involved the combined effort of our development teams in Cambridge and Tampa, Florida, USA, our formulation capability, and the sales, marketing and licensing infrastructure, acquired and grown since the Dexo acquisition in January 2006.’

Ronflux is one of the brands that was acquired by BioProgress with the acquisition of Dexo. It is currently marketed as a nasal spray. The newly-formulated products are manufactured at the BioProgress group’s cGMP accredited facility based in Tampa.

BioProgress is currently developing a number of other reformulated products using a variety of the Group’s platform technologies, including TABWRAP(tm), SWOLLO(tm) and WAFERTAB(tm), and containing existing branded and generic formulations.

For further information please contact:

BioProgress plc	+44 (0)1223 3944250

Richard Trevillion, Chief Executive Officer

Dan Farrow, Finance Director

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Katja Stout
Gemma Bradley

About BioProgress plc

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatin in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 10

BioProgress PLC

April 6, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

BioProgress plc retains Roth Capital Partners as US Financial Adviser

Cambridge, UK, 6 April 2006 BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announced that it has retained Roth Capital Partners, LLC, to act as its US financial adviser.

Roth Capital has been appointed as financial adviser because of its research and corporate finance expertise in the pharmaceutical and healthcare sector. In the last ten years, Roth has raised over $8.7 billion for public companies and completed over 123 merger, acquisition and advisory assignments.

Richard Trevillion, CEO of BioProgress, said:

‘We are pleased that Roth Capital has agreed to serve as the US financial adviser for BioProgress. Roth has extensive experience and success in the US specialty pharmaceutical sector. In addition such a strong partner will assist us in our US expansion strategy, recently demonstrated by the investment in a sales and marketing infrastructure to support both our film manufacturing and branded pharmaceutical businesses’.

For further information please contact:

BioProgress plc	+44 (0)1223 3944250
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Northbank Communications	+44 (0)207 886 8150
Sue Charles
Katja Stout
Gemma Bradley

About BioProgress plc

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(tm) polymer technology, replacing the need to use animal-derived gelatin in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

About Roth Capital Partners, LLC

Since 1984 Roth Capital Partners, LLC (Roth) has been a leader and innovator in the small and micro cap markets. Roth’s exclusive focus is providing a full spectrum of investment banking services, including raising capital, research coverage, creating liquidity, trading and market making, merger and acquisition advisory services, sales support, and investor conferences, to corporate and institutional clients. Visit the Roth Capital Partners website at www.rothcp.com.

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Dated: April 9, 2006